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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 4
                                       TO

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         COMPUTER SCIENCES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         COMPUTER SCIENCES CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

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                                   20536310-4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             HAYWARD D. FISK, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         COMPUTER SCIENCES CORPORATION
                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
   NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                            ------------------------

                                   Copies to:

                             RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                           LOS ANGELES, CA 90071-3197
                                 (213) 229-7000

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     This Statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on February 26, 1998, as amended (the "Schedule 14D-9"), relating to the offer by CAI Computer Services Corp., a Delaware corporation and a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share, including associated Series A Junior Participating Preferred Stock Purchase Rights (the "Shares"), of Computer Sciences Corporation, a Nevada corporation (the "Company"), for an amount equal to $108.00 per Share, net to the seller in cash, without interest. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     Item 4(b) is hereby supplemented as follows:

     Certain information and statements within this Schedule 14D-9 amendment constitute "forward-looking statements" which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance and the Company's operations, performance, financial condition, prospects, growth and strategies. These statements are subject to factors many of which are outside of the Company's control, including risks and uncertainties which could cause actual results to differ materially from the forward-looking statements contained herein. These risks and uncertainties include but are not limited to: competitive pressures; the Company's ability to attract and retain key personnel; changes in the demand for information technology outsourcing and business process outsourcing; changes in the financial condition of the Company's major commercial customers; changes in U.S. federal government spending levels for information technology services; the Company's ability to consummate strategic acquisitions and alliances; the future profitability of the Company's customer contracts; the Company's ability to continue to develop and expand its service offerings to address emerging business demand and technological trends; and general economic conditions in countries in which the Company does business.

     The Company's internal fiscal 1998 financial forecast, fiscal 1999 preliminary budget and fiscal 2000 financial model are summarized as follows:

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                                              FISCAL 1998   FISCAL 1999   FISCAL 2000
                                              FINANCIAL     PRELIMINARY   FINANCIAL
   $ IN MILLIONS EXCEPT EPS                    FORECAST        BUDGET         MODEL
  ------------------------------------------------------------------------------------
   Revenue                                       $6,576        $7,826        $9,313
  ------------------------------------------------------------------------------------
   Earnings before interest, income taxes,
    depreciation, amortization and special
    items ("EBITDA")                                843         1,025         1,276
  ------------------------------------------------------------------------------------
   Earnings per share, before special items        3.43          4.20          5.55
  ------------------------------------------------------------------------------------
   Earnings per share                              3.41          4.12          5.55
  ------------------------------------------------------------------------------------

     The fiscal 1998 financial forecast includes ten months' actual results and two months' forecast. Fiscal 1999 amounts represent the consolidated preliminary budget accumulated from the business-unit level in the normal course of the Company's financial planning. The financial model for fiscal 2000 is based on historical performance and current expectations for revenue growth, operating margins and capital investment by operating unit. The fiscal 1998-2000 financial information presented above represents three year compound annual growth rates of 18.4 percent for revenues and 21.1 percent for EBITDA. These growth rates are well within the three year compound annual growth rates for fiscal years 1995-1997 of 24.7 percent for revenues and 29.2 percent for EBITDA.

     The earnings per share forecast of $3.41 for fiscal 1998 includes a first quarter net special credit of $.02 as previously disclosed, and an estimated fourth quarter net special charge of $.04. The fiscal 1999 earnings per share preliminary budget amount includes a special charge of $.08 per share. Both the $.04 and $.08 amounts relate to previously disclosed quantifiable estimated costs incurred in connection with the Company's response to the Offer. The above amounts do not include costs related to the Offer that are not yet quantifiable.

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However, such costs could be material. Earnings per share amounts do not reflect the two-for-one stock split, in the form of a 100 percent stock dividend, payable on March 23, 1998.

     None of the above amounts takes into account the potential impact of the Offer on the Company's operations. Such impact may include (a) the inability to obtain or complete new and potential business prospects, potential alliances, outsourcing contracts, business acquisitions and software license sales, (b) the inability to obtain new or additional business from existing customers, and (c) the loss of existing customers and employees. This impact could be material.

     The Company's preliminary budget for fiscal 1999 and financial model for fiscal 2000 take into account the full range of its service offerings, including consulting and other professional services, systems integration, and information technology outsourcing and business process outsourcing. Independent industry analysts have projected robust demand for these services through at least 2002. Furthermore, the preliminary budget and financial model include the changing mix of the Company's business across its commercial, federal and international markets. To coordinate the application of the Company's skill sets across its global markets, the Company has recently established several industry-oriented, or "vertical," organizations. The indicated growth in the Company's operations assumes continued expansion in vertical markets, but neither the fiscal 1999 preliminary budget nor the fiscal 2000 financial model includes any significant business acquisition or combination.

     The EBITDA amounts shown above reflect growth in earnings and the Company's shift toward more capital intensive businesses, such as outsourcing. For the periods shown, operating margins have been assumed to continue to improve, in keeping with the Company's historical trend. Operating margins have improved on a year to year comparison basis for eight consecutive quarters ended December 26, 1997.

     The above earnings per share amounts also include benefits the Company expects to realize from reductions in its currently effective income tax rate, primarily due to increases in the tax basis of certain assets currently held in a partnership, favorable utilization of net operating loss carryforwards and research and experimentation credits. If the related tax rate reduction is not realized, the above earnings per share amounts for fiscal 1999 and fiscal 2000 would be reduced by $.12 and $.16, respectively.

     The Company issued a press release with respect to the above matters on March 4, 1998, a copy of which is attached hereto as Exhibit (a)(5).

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

(a)(1)  Press release issued by the Company dated February 19, 1998.+

(a)(2)  Letter from Van B. Honeycutt to Charles Wang, dated February 19, 1998.+

(a)(3)  Press release issued by the Company, dated March 2, 1998.+

(a)(4) Letter from Van B. Honeycutt to the Company's Stockholders dated March 2, 1998.+

(a)(5)  Press release issued by the Company, dated March 4, 1998.*

(c)(1)  Excerpts from the Company's Proxy Statement dated July 2, 1997.+

(c)(2) The Company's Supplemental Executive Retirement Plan, as amended and restated effective as of February 27, 1998.+

(c)(3) The Company's Severance Plan for Senior Management and Key Employees, as amended and restated effective as of February 18, 1998.+

(c)(4) Rights Agreement dated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(5) The Company's Deferred Compensation Plan, as amended and restated effective as of February 2, 1998.+

(c)(6)  The Company's Bylaws, as amended and restated February 18, 1998.+

(c)(7) Complaint for Injunctive and Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation, case no. CV-S-98-00278-LDG.+

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(c)(8)  Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief
        in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(9) Brief in Support of Motion for Expedited Hearing on Claims for Declaratory Relief and on the Merits of the Relief Requested in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(10) Response of the Company to the Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc.
        v. Computer Sciences Corporation.+

(c)(11) Supplemental and Amended Complaint in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(12) Complaint for (1) Unfair, Unlawful, and Fraudulent Business Acts and Practices in violation of California Business and Professions Code Sections 17200 et seq.; (2) Economic Duress; (3) Intentional Interference with Prospective Economic Advantage and Contractual Relations; and (4) Conspiracy in Computer Sciences Corporation v. Computer Associates International, Inc., case no. BC186394.+

(c)(13) Form of Stock Option Agreement.+

(c)(14) Form of Restricted Stock Agreement.+

(c)(15) Amended and Restated Rights Agreement dated as of December 21, 1988, as amended and restated as of February 18, 1998, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(16) The Company's 1990 Nonemployee Director Retirement Plan, as amended and restated effective February 2, 1998.+

(c)(17) Reply of Parent in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(18) Order of the United States District Court for the District of Nevada, dated February 26, 1998.+

(c)(19) Complaint for (1) violation of federal securities laws, (2) misappropriation of trade secrets, (3) conspiracy to misappropriate trade secrets, (4)interference with advantageous business relations, (5) conspiracy to interfere with advantageous business relations, (6) breach of fiduciary duty, (7) aiding and abetting breach of fiduciary duty and
        (8) unfair competition in Computer Sciences Corporation v. Computer Associates International, Inc., CAI Computer Services Corp., Bear, Stearns and Co., Inc., Michael Urfirer, Charles B. Wang and Sanjay Kumar (Case No. 98-1440 ABC)+
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 + Previously filed.

 * Filed herewith.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          COMPUTER SCIENCES CORPORATION

                                          By:     /s/ VAN B. HONEYCUTT

                                            ------------------------------------
                                                      Van B. Honeycutt
                                                  Chairman, President and
                                                  Chief Executive Officer

Dated: March 4, 1998

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                                 EXHIBIT INDEX

(a)(1)  Press release issued by the Company, dated February 19, 1998.+

(a)(2)  Letter from Van B. Honeycutt to Charles Wang, dated February 19, 1998.+

(a)(3)  Press release issued by the Company, dated March 2, 1998.+

(a)(4) Letter from Van B. Honeycutt to the Company's Stockholders dated March 2, 1998.+

(a)(5)  Press release issued by the Company, dated March 4, 1998.*

(c)(1)  Excerpts from the Company's Proxy Statement dated July 2, 1997.+

(c)(2) The Company's Supplemental Executive Retirement Plan, as amended and restated effective as of February 27, 1998.+

(c)(3) The Company's Severance Plan for Senior Management and Key Employees, as amended and restated effective as of February 18, 1998.+

(c)(4) Rights Agreement dated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(5) The Company's Deferred Compensation Plan, as amended and restated effective as of February 2, 1998.+

(c)(6)  The Company's Bylaws, as amended and restated February 18, 1998.+

(c)(7) Complaint for Injunctive and Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation, case no. CV-S-98-00278-LDG.+

(c)(8) Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(9) Brief in Support of Motion for Expedited Hearing on Claims for Declaratory Relief and on the Merits of the Relief Requested in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(10) Response of the Company to the Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc.
        v. Computer Sciences Corporation.+

(c)(11) Supplemental and Amended Complaint in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(12) Complaint for (1) Unfair, Unlawful, and Fraudulent Business Acts and Practices in violation of California Business and Professions Code Sections 17200 et seq.; (2) Economic Duress; (3) Intentional Interference with Prospective Economic Advantage and Contractual Relations; and (4) Conspiracy in Computer Sciences Corporation v. Computer Associates International, Inc., case no. BC186394.+

(c)(13) Form of Stock Option Agreement.+

(c)(14) Form of Restricted Stock Agreement.+

(c)(15) Amended and Restated Rights Agreement dated as of December 21, 1988, as amended and restated as of February 18, 1998, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(16) The Company's 1990 Nonemployee Director Retirement Plan, as amended and restated February 2, 1998.+

(c)(17) Reply of Parent in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(18) Order of the United States District Court for the District of Nevada, dated February 26, 1998.+

(c)(19) Complaint for (1) violation of federal securities laws, (2) misappropriation of trade secrets, (3) conspiracy to misappropriate trade secrets, (4)interference with advantageous business relations, (5) conspiracy to interfere with advantageous business relations, (6) breach of fiduciary duty, (7) aiding and abetting breach of fiduciary duty and
        (8) unfair competition in Computer Sciences Corporation v. Computer Associates International, Inc., CAI Computer Services Corp., Bear, Stearns and Co., Inc., Michael Urfirer, Charles B. Wang and Sanjay Kumar (Case No. 98-1440 ABC)+
------------------------

 + Previously filed.

 * Filed herewith.

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